July 28, 2021

Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)
on behalf of the following series:
T. Rowe Price QM U.S. Bond ETF (“TAGG”)
T. Rowe Price Total Return ETF (“TOTR”)
T. Rowe Price Ultra Short-Term Bond ETF (“TBUX”)
(each a “Fund” and together, “Funds”)
File Nos.: 333-235450/811-23494

Dear Mr. Sutcliffe:

The following is in response to your comments provided on July 19, 2021, regarding the Registrant’s registration statement filed on Form N-1A on June 4, 2021 (the “Registration Statement”). Your comments and our responses are set forth below.

1. Comment: (Global) Provide a blackline of the Registration Statement or provide changes in response to these comments in full in the correspondence. The staff requests a response no later than five business days before filing is scheduled to be effective automatically. If this is not possible, then we request you file an amendment pursuant to 485(b) as needed until staff comments are resolved. Additionally, please fill in blanks, brackets, and otherwise missing information. Please provide fees and expenses as well as the expense example.

Response: The Registrant intends to comply with the requests by the staff and have provided any language changes herein on behalf of each Fund.

Prospectus

2. Comment: (Global) Please confirm that Acquired Fund Fees and Expenses (“AFFE”) are not expected to exceed .01% of daily net assets of each Fund. If they do exceed that amount, add an AFFE line item to the Fees and Expense table.

Response: For each Fund, the Registrant is not expecting AFFE to exceed 0.01% of average daily net assets. If AFFE were to exceed such amount, the Fees and Expense Table of each Fund’s prospectus would be amended in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

3. Comment: (Global) In the Fees & Expense Table, please confirm that there are no fee reimbursement or recoupment arrangements.

Response: The Registrant confirms that the Funds do not have a fee reimbursement or recoupment arrangement.

4. Comment: (TAGG, TBUX) In the Principal Strategies section, the Registration Statement states that derivatives are included when determining compliance with the respective 80% policy. The 80% test is an asset-based test and not an exposure test. If the registrant intends to include derivatives for purposes of the 80% test, it must value the derivatives for the purposes of the “names rule” on a marked-to-market basis using the current market price, or if it is an OTC derivative, its fair value.

Response: The Registrant currently intends to value derivatives in which the Fund invests at market value. The Registrant also notes that in Investment Co. Act Rel. No. 33808, “Request for Comments on Fund Names” dated March 2, 2020, the Commission stated:

Because the Names Rule is an asset-based test, it may not be well-suited to derivatives investments that provide significant exposure to a “type of investment” (as specified in the Names Rule). For example, the asset test may not provide an appropriate framework when the market values of derivative investments held by funds are relatively small but the potential exposure is significant.

Similarly, in the Names Rule adopting release (Investment Co. Act Rel. No. 24828, Jan. 17, 2001), the Commission noted that the language in the Names Rule was modified to focus on “investments” as opposed to “securities,” and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. In the Registrant’s view, using notional value in certain instances where notional value is a better measure of the Funds’ economic exposure is consistent with the adopting release and more accurately aligns the Funds’ name with its actual investment exposure, thereby better informing investors of the Funds’ investments, which is the intent of Rule 35d-1. Therefore, although the value of the derivatives in which the Fund invests will generally be calculated using market value or in the same way that the values of derivatives are calculated when calculating the Portfolio’s net asset value, the Funds reserve the right to count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.

5. Comment: (Global) In the Principal Risks section, please disclose that loss of money is a risk of investing in the Fund pursuant to Item 4(b)(1).

Response: The Registrant will add the following sentence in Items 4 and 9 Principal Risks introductory paragraph of each Fund’s prospectus: “The fund’s share price fluctuates, which means you could lose money by investing in the fund.”

6. Comment: (TAGG) Please reconcile the statement in the Fund’s Principal Investment Strategy section below with the temporary defensive position language.

Although the fund seeks to exceed the performance of its benchmark index, holdings are generally not reallocated based on changes in market conditions or outlook for a specific security, industry, or market sector in the same manner as other actively managed funds.

Response: The Registrant will amend the statement as shown below (additions underlined) in the Fund’s Principal Investment Strategy section in Items 4 and 9.

Although the fund seeks to exceed the performance of its benchmark index, holdings are not reallocated based on changes in market conditions or outlook for a specific security, industry, or market sector in the same manner as other actively managed funds, under normal conditions.

7. Comment: (TAGG) Please provide an example of duration as part of the definition and explanation of duration in the Item 9 Principal Investment Strategies discussion of the Fund’s prospectus.

Response: The Registrant will add the following sentences in the same paragraph in the Item 9 Principal Investment Strategies discussion:

For example, the price of a bond fund with a duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point. A bond fund with a longer duration should be more sensitive to changes in interest rates than a bond fund with a shorter duration.

8. Comment: (Global, Prospectus and SAI) Under the industry concentration fundamental policy, please add “or group of industries” per Item 16 of N-1A and Section 8(b)(1) of the 1940 Act.

Response: We respectfully disagree. As previously explained, the Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a Fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the Funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries, except as detailed in the SAI regarding TAGG. Rather, each Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry” (with further detail regarding TAGG). Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The Registrant submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each Fund’s concentration policy is consistent with concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, revising the family of funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

9. Comment: (Global) Pursuant to Rule 421 on Plain English, please clarify what is meant by “pecuniary” ESG factors as discussed in the Item 9 Principal Investment Strategies section.

Response: The Registrant will delete “pecuniary” from the sentence to reflect the following: “The Firm integrates environmental, social, and governance (ESG) factors into its investment research process.”

10. Comment: (Global) Pursuant to Rule 421 on Plain English, please identify examples of ESG factors that each Fund considers as discussed in the Item 9 Principal Investment Strategies section.

Response: The Registrant will add the following to the same paragraph in the Item 9 Principal Investment Strategies section:

While ESG matters vary widely, we generally consider ESG to mean: Environmental or “E” matters, such as climate change, resource depletion, waste, pollution, or deforestation; Social or “S” matters, such as companies’ relationships with their employees and suppliers, including labor standards, diversity, and human rights issues; and Governance or “G” matters, such as shareholder rights, bribery and corruption, executive pay, and board composition.

11. Comment: (TAGG) Pursuant to Rule 421 on Plain English, please clarify or revise the term “third-party insurance wrap” in the discussion regarding asset-backed securities in the Item 9 Principal Investment Strategies section.

Response: The Registrant will delete “third-party insurance wrap” from the sentence to reflect the following: “Credit quality depends primarily on the quality of the underlying assets, the level of any credit support provided by the structure or a line of credit, and the credit quality of the swap counterparty, if any.”

12. Comment: (TAGG) Please include the following principal risks in the Item 4 Principal Risk section of the Fund’s prospectus: interest rate, prepayment extension, credit quality, and liquidity.

Response: The following risk disclosures will be added to the Item 4 Principal Risks section of the Fund’s prospectus in the same order as shown in Item 9.

Interest rates The prices of, and the income generated by, debt instruments held by the fund may be affected by changes in interest rates. A rise in interest rates typically causes the price of a fixed rate debt instrument to fall and its yield to rise. Conversely, a decline in interest rates typically causes the price of a fixed rate debt instrument to rise and the yield to fall. Generally, funds with longer weighted average maturities and durations carry greater interest rate risk. Changes in monetary policy made by central banks and/or governments such as the discontinuation and replacement of benchmark rates are likely to affect the level of interest rates.

Prepayments and extensions The fund is subject to prepayment risks because the principal on mortgage-backed securities, other asset-backed securities, or any debt instrument with an embedded call option may be prepaid at any time, which could reduce the security’s yield and market value. The rate of prepayments tends to increase as interest rates fall, which could cause the average maturity of the portfolio to shorten. Extension risk may result from a rise in interest rates, which tends to make mortgage-backed securities, asset-backed securities, and other callable debt instruments more volatile.

Credit quality An issuer of a debt instrument could suffer an adverse change in financial condition that results in a payment default (failure to make scheduled interest or principal payments), rating downgrade, or inability to meet a financial obligation. Securities that are rated below investment grade carry greater risk of default and should be considered speculative.

Liquidity The fund may not be able to meet requests to redeem shares issued by the fund without significant dilution of the remaining shareholders’ interest in the fund. In addition, the fund may not be able to sell a holding in a timely manner at a desired price. Reduced liquidity in the bond markets can result from a number of events, such as limited trading activity, reductions in bond inventory, and rapid or unexpected changes in interest rates. Markets with lower overall liquidity could lead to greater price volatility and limit the fund’s ability to sell a holding at a suitable price.

13. Comment: (TAGG) Under the discussion of credit quality in the Principal Investment Strategies, please disclose that speculative bonds are known as “junk.”

Response: The Registrant will amend the disclosure in the Item 9 Principal Investment Strategies section of the Fund’s prospectus to the following (additions underlined): “Holdings rated below investment grade should be regarded as speculative because their issuers may be more susceptible to financial setbacks and recession than more creditworthy issuers, such holdings are commonly referred to as ‘junk.’”

14. Comment: (Global) Please disclose that in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect in liquidity for ETF shares in turn lead to differences between market price of ETF shares and the underlying value of those shares.

Please also disclose the risk that the ETFs’ market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that the investors may more receive less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid/ask prices of the ETF quoted during the day or premium/discount in the closing price from the ETF’s NAV.

Response: The Registrant will add the following to the end of the discussion of Premiums and Discounts under the Shareholder Information section of each Fund’s prospectus as shown below (additions underlined).

A premium is the amount that a fund is trading above the reported NAV, expressed as a percentage of the NAV. A discount is the amount that a fund is trading below the reported NAV, expressed as a percentage of the NAV. The fund’s premium/discount is calculated daily as of the end of a trading day based on the Closing Price or, if more accurate, the Bid/Ask on a given trading day. A discount or premium could be significant. The NAV of a fund will fluctuate with changes in the market value of its portfolio holdings. The Market Price of a fund will fluctuate in accordance with changes in its NAV, as well as market supply and demand. In stressed market conditions, the market for fund shares may become less liquid in response to deteriorating liquidity in the markets for the fund’s underlying portfolio holdings. This adverse effect in liquidity for fund shares may in turn lead to wider bid/ask spread or premiums with the result that investors may more receive less than the underlying value of the fund shares bought or sold or less. Information regarding the fund’s premiums and discounts can be found at troweprice.com.

15. Comment: (Global) If the strategies discussed under “Additional Strategies, Risks, and Investment Management Practices” are not principal strategies, please label them as such. Also, in accordance with ADI 2019-08, please note that the staff encourages funds to disclose non-principal risks and strategies in the SAI rather than the fund’s prospectus.

Response: The Registrant will amend the first sentence in the section of each Fund’s prospectus as follows (additions underlined): “The fund may employ other non-principal investment strategies and may be subject to other risks, which include the following:…”

16. Comment: (TOTR) Please disclose the ETF’s definition of emerging market countries as described on page two under the Principal Investment Strategies section.

Response: The Registrant will add the following definition in Item 4 of the Principal Strategies section of the prospectus: “The fund relies on a classification by either an unaffiliated third-party data provider to determine which countries are emerging markets.”

The Registrant will add the following definition in Item 9 of the Principal Strategies section of the prospectus:

The fund relies on a classification by an unaffiliated third-party data provider to determine which countries are emerging markets and whether an issuer is an emerging markets issuer. The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on an exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.

17. Comment: (TOTR) Concerning the disclosure of convertible securities and preferred stock risk, please disclose any principal investment strategies in convertible securities and preferred stock in Item 4.

Response: The Registrant will delete the convertible securities risk in Items 4 and 9 Principal Risks sections of the Fund’s prospectus.

18. Comment: (TOTR) Regarding principal investment strategies in asset-backed securities, please supplementally provide information regarding the percentage investments expected in collateralized loan obligations (“CLO”) and privately issued mortgage backed-securities (“private MBS”): will the fund invest more than 15% in these asset types collectively?

Response: TOTR may invest 15% or more of average daily net assets in CLO or private MBS in the aggregate.

19. Comment: (TOTR) Please reconcile the risk label “convertible securities and preferred stocks” in Item 4 and “convertible securities” in Item 9.

Response: As stated in Response to Comment 17, the Registrant will delete both risks from the Fund’s prospectus.

20. Comment: (TBUX) The prospectus states, “Normally, all of the securities purchased by the fund will be rated investment grade (i.e., rated in one of the four highest credit rating categories) at the time of purchase by at least one of the major credit rating agencies or, if unrated, deemed by T. Rowe Price to be investment-grade quality.” Why is the word “normally” used here? Please disclose any circumstances in which non-investment grade securities would be purchased as a principal investment strategy.

Response: The Registrant will amend the sentence to the following (changes underlined): “The fund primarily invests in securities rated investment grade (i.e., rated in one of the four highest credit rating categories) at the time of purchase by at least one of the major credit rating agencies or, if unrated, deemed by T. Rowe Price to be investment-grade quality.”

21. Comment: (TBUX) The prospectus states, “[w]hile the fund may purchase an individual security with a maturity of up to five years, under normal conditions the fund’s dollar-weighted average effective maturity will be 1.5 years or less.” The staff gives reference to Q11 from Rule 35d-1 FAQs, please revise the fund’s policy concerning the dollar-weighted average maturity (not effective maturity) and please take note that ultra short funds dollar-weighted average maturity to be less than two years.

Response: The Registrant respectfully declines. The Registrant notes that the Question 11 of the FAQs states:

Q: Would rule 35d-1 require a fund that uses a term such as "intermediate term bond" in its name to invest at least 80% of its assets in intermediate term bonds?

A: No. The Division takes the position that a "short-term," "intermediate-term," or "long-term" bond fund should have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years. Such a fund should, however, invest at least 80% of its assets in bonds in order to comply with rule 35d-1. Compliance with the Division's maturity guidelines is not intended to act as a safe harbor in determining whether a name is misleading. There may be instances where the dollar-weighted average maturity of a fund's portfolio securities may not accurately reflect the sensitivity of the fund's share price to changes in interest rates.

The Fund complies with Rule 35d-1 by investing at least 80% of its net assets in bonds. Neither the FAQs nor other guidance requires a Fund to have an effective or stated dollar-weighted average maturity in connection with “ultra short” or a stated maturity of less than two years. Indeed, as the FAQ acknowledges, “There may be instances where the dollar-weighted average maturity of a fund's portfolio securities may not accurately reflect the sensitivity of the fund's share price to changes in interest rates.”

We will clarify in Items 4 and 9 of the prospectus as follows (changes underlined), “[w]hile the fund may purchase an individual security with an effective maturity of up to five years, under normal conditions the fund’s dollar-weighted average effective maturity will be 1.5 years or less.”

22. Comment: (TBUX) Under the foreign securities discussion in the Principal Investment Strategies section, the prospectus states, “[t]hese risks are heightened for the fund’s investments in emerging markets.” Please clarify if the Fund will principally invest in emerging market countries.

Response: The fund does not intend to invest in emerging markets as a principal investment strategy.

23. Comment: (TBUX) Please review the LIBOR dates on page 14 and ensure they are correct.

Response: To the best of the Registrant’s knowledge, the dates referenced in the following sentence are correct. “Because the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021 and beyond until the anticipated discontinuance date in 2023 for the majority of the LIBOR rates.”

Statement of Additional Information

24. Comment: Please consider adding the following operating policy limits described on page 74 to the respective Fund’s prospectus: 10(a) and (b); 12; and 13(a) and (b).

Response: The Registrant respectfully declines to include the operating policies in the prospectuses as well as the SAI. The Registrant believes that maintaining all operating policies in the SAI provide investors the necessary information in a clear and consistent manner.

Please note that the following operating policy will be deleted from the SAI:

13(b) Currency Derivatives (Ultra Short-Term Bond ETF only) Commit more than 10% of its total assets to any combination of currency derivatives.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.